News Release	No. 11-204 February 17, 2011

Platinum Group Metals Eskom Agreement Completed for Delivery of 40MVA Electricity Supply to WBJV Project 1 Platinum Mine

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) reports that on February 15, 2011 the operating company for the WBJV formally accepted a budget quotation from South African power utility Eskom for delivery of a 40MVA service to the site of the Project 1 Platinum Mine.  The formal agreement provides for power infrastructure on budget and on time.  An initial supply of 10MVA will be delivered for construction purposes by way of existing infrastructure.  A ramp up to a full 40MVA production level service is scheduled for the last quarter of 2013 after the construction of a new substation and line service.

R. Michael Jones, President of Platinum Group Metals Ltd. said “We are very pleased to confirm our formal arrangement with Eskom. The arrangement is consistent with the feasibility estimate and within the timelines for the Project 1 Platinum Mine. There continues to be excellent interaction with the Eskom team and all of the mine developers in our immediate area to look for synergies and cost savings.”

The quotation from Eskom calls for payments totaling R 109.43 million, net of value added tax, by 2013 (approx. $15.0 million at current exchange rates).  This amount falls below the budgeted cost for electrical power supply included in the Company’s eighteen month $100 million Phase 1 construction budget announced on December 15, 2010.  An additional security deposit against 3 months billed usage and connection fee of R 29.99 million (approx. $4.06 million at current exchange rates) will be payable to Eskom in late 2013.  Eskom reports an 85% to 95% confidence level for these costs.

The Company is also in discussions with the engineering and management teams of neighbouring platinum projects to assess possible synergies.  The Company’s large surface rights position and close proximity to three other mine constructions and one operating mine present logical opportunities for savings on delivery of bulk services such as power and water as well as tailings. Platinum Group Metals has offered to provide surface rights for a regional substation in an area near the center of the three ongoing mine builds.  This substation will benefit both the local mine projects and communities.  Eskom is involved in these discussions as well and if savings can be achieved these will be passed on to all stakeholders.

PLATINUM GROUP METALS LTD.                                                                                                                                                            ...2

Investments nearing completion or currently in progress in the area of the Project 1 Platinum Mine by Royal Bafokeng Platinum, Impala Platinum, Wesizwe Platinum and Platinum Group are estimated to exceed $4.0 billion.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration in South Africa and in Canada.

The Company’s main asset is a 74% interest in the Western Bushveld Joint Venture (WBJV) a 275,000 ounce per year mine to produce platinum, palladium, rhodium and gold with a 22 year mine plan. The WBJV is adjacent to 70% of the world’s platinum production in South Africa. In addition to the WBJV Project, the Company has two active exploration joint ventures with JOGMEC, the Japanese state owned company. Platinum Group also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario and is currently ramping up its activities in this area.

Platinum Group recently completed a $143.81 million equity financing to begin development of the WBJV. The Company has been supported by senior institutional shareholders and investment banks over its 10 year history and it is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

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For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – NYSE AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.